UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

HUGOTON ROYALTY TRUST

(Name of Subject Company (Issuer))

XTO ENERGY INC.

(Offeror)

(Names of Filing Persons)

Units of Beneficial Interest

(Title of Class of Securities)

444717102

(CUSIP Number of Class of Securities)

Staale Gjervik

XTO Energy Inc.

22777 Springwoods Village Pkwy.

Spring, Texas 77389

Telephone: (817) 870-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

George R. Bason, Jr., Esq.

William J. Chudd, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,000,000.00	$1,038.40

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation assumes the purchase of all outstanding units of beneficial interest in Hugoton Royalty Trust (the “Units”) and was calculated by multiplying (i) 40,000,000, which is the total number of outstanding Units and (ii) $0.20, which is the per Unit tender offer price. The number of outstanding Units is reported in the subject company’s Annual Report on Form 10-K for the period ended December 31, 2019.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, by multiplying the Transaction Valuation by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,038.40	Filing Party:	XTO Energy Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 1, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by XTO Energy Inc., a Delaware corporation (the “Offeror”), with the U.S. Securities and Exchange Commission on April 1, 2020 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Offeror to purchase all outstanding units of beneficial interest (the “Units”), in Hugoton Royalty Trust, a Texas express trust (the “Trust”), at $0.20 per Unit, net to the seller in cash, without interest but subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

(a) Items 1 through 9, and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

On May 13, 2020, the Offeror announced it has extended the Expiration Date of the Offer to 5:00 p.m., New York City time, on Tuesday, May 26, 2020, unless the Offer is further extended or earlier terminated in accordance with the terms set forth in the Offer to Purchase. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on Tuesday, May 12, 2020.

As of 5:00 p.m., New York City time, on Tuesday, May 12, 2020, 6,772,120 Units (excluding 21,000 Units with respect to which “Notices of Guaranteed Delivery” were delivered) had been validly tendered and not withdrawn, representing approximately 16.9% of the outstanding Units.

The full text of the press release issued by the Offeror on May 13, 2020 announcing the extension of the Expiration Date is attached hereto as Exhibit (a)(1)(viii) and is incorporated herein by reference.

(b) Amendments to the Offer to Purchase and the Other Exhibits to Schedule TO:

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “5:00 p.m., New York City time, on Tuesday, May 12, 2020” set forth in the Offer to Purchase (Exhibit (a)(1)(i)), Letter of Transmittal (Exhibit (a)(1)(ii)), Notice of Guaranteed Delivery (Exhibit (a)(1)(iii)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(iv)), and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(v)) are hereby amended and replaced with “5:00 p.m., New York City time, on Tuesday, May 26, 2020.”

Item 12. Exhibits

Items 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(viii)	Press Release issued by XTO Energy Inc., on May 13, 2020.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2020	XTO ENERGY INC.

	By:	/s/ Staale Gjervik
		Name:	Staale Gjervik
		Title:	President

[Signature Page to Schedule TO – Amendment No. 3]

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of April 1, 2020.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the New York Times on April 1, 2020.

(a)(1)(vii)*	Press Release issued by XTO Energy Inc., on April 29, 2020.

(a)(1)(viii)	Press Release issued by XTO Energy Inc., on May 13, 2020.

(b)	Not applicable.

(d)(1)	Hugoton Royalty Trust Royalty Trust Indenture by and between Cross Timbers Oil Company and NationsBank, N.A., as amended and restated as of March 24, 1999 (incorporated by reference to Exhibit 4.1.1 of Amendment No. 3 to the Registration Statement on Form S-1 of Hugoton Royalty Trust, filed April 8, 1999).

(d)(2)	Net Overriding Royalty Conveyance – Kansas by and between Cross Timbers Oil Company and NationsBank, N.A. (incorporated by reference to Exhibit 10.1.1 of Amendment No. 2 to the Registration Statement on Form S-1 of Hugoton Royalty Trust, filed March 16, 1999).

(d)(3)	Net Overriding Royalty Conveyance – Oklahoma by and between Cross Timbers Oil Company and NationsBank, N.A. (incorporated by reference to Exhibit 10.2.1 of Amendment No. 2 to the Registration Statement on Form S-1 of Hugoton Royalty Trust, filed March 16, 1999).

(d)(4)	Net Overriding Royalty Conveyance – Wyoming by and between Cross Timbers Oil Company and NationsBank, N.A. (incorporated by reference to Exhibit 10.3.1 of Amendment No. 2 to the Registration Statement on Form S-1 of Hugoton Royalty Trust, filed March 16, 1999).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed